November 14, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:                                       VALERITAS HOLDINGS, INC.

Registration Statement on Form S-1 (Registration No. 333-226958)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Oppenheimer & Co. Inc., as representative of the underwriters (the “Representative” and each of Oppenheimer & Co Inc., BTIG, LLC, and National Securities Corporation, an “Underwriter”) for the referenced offering, hereby concur in the request by Valeritas Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on November 15, 2018, pursuant to Rule 461 under the Securities Act.  Each Underwriter affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 13, 2018, through the date hereof:

Preliminary Prospectus dated November 13, 2018:

275 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

As Representative of the underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Eric Helenek
Name: Eric Helenek
Title: Managing Director

BTIG, LLC

By:	/s/ Charles Mather
Name: Charles Mather
Title: Managing Director

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP — Head of Investment Banking